UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ANORMED INC.

(Name of Subject Company (Issuer))

MILLENNIUM PHARMACEUTICALS, INC.

(Names of Filing Person (Offeror))

Common Shares, No Par Value

(Title of Class of Securities)

035910108

(CUSIP Number of Class of Securities)

Deborah Dunsire

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street,
Cambridge, Massachusetts 02139

(617) 679-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

David E. Redlick
Michael J. LaCascia

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*      A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒    third party tender offer subject to Rule 14d-1.

☐     Issuer tender offer subject to Rule 13e-4.

☐     going private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing consists of the transcript of a conference call held by Millennium Pharmaceuticals, Inc. on September 26, 2006 discussing the announcement of its agreement to acquire AnorMED, Inc., which was made available for replay by Millennium on September 27, 2006.

CORPORATE PARTICIPANTS

 Dr. Deborah Dunsire

 Millennium Pharmaceuticals - President, CEO

Marsha Fanucci

 Millennium Pharmaceuticals - SVP, CFO

Dr. Bob Tepper

 Millennium Pharmaceuticals - President, R&D

Dr. Nancy Simonian

 Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

Kyle Kuvalanka

 Millennium Pharmaceuticals - Director, IR

CONFERENCE CALL PARTICIPANTS

 Ron Ellis

 Prudential - Analyst

 Craig Parker

 Lehman Brothers - Analyst

 Phil Nadeau

 Cowen - Analyst

 Chris Raymond

 Robert W. Baird - Analyst

 Tom McGahren

 Merrill Lynch - Analyst

 May-Kin Ho

 Goldman Sachs - Analyst

 Yaron Werber

 Citigroup - Analyst

 Steve Harr

 Morgan Stanley - Analyst

 Rachel McMinn

 Piper Jaffray - Analyst

 David Amsellem

 Friedman Billings Ramsey - Analyst

 Geoff Meacham

 JPMorgan - Analyst

 David Witzke

 Banc of America Securities - Analyst

 PRESENTATION

Operator

 Thank you for holding. Welcome to the Millennium Pharmaceuticals conference call. At this time all participants are in a listen-only mode. There will be question-and-answer session to follow. Please be advised that this call is being taped at the Company’s request. At this time I would like to introduce your host for today’s call, Mr. Kyle Kuvalanka, Director Investor and Corporate Communications at Millennium Pharmaceuticals. Please go ahead, sir.

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

Hello, everyone, and thanks for joining us to discuss our agreement to acquire AnorMED. With me today are Dr. Deborah Dunsire, our President and Chief Executive Officer; Marsha Fanucci, Chief Financial Officer and Senior Vice President of Corporate Strategy; Dr. Bob Tepper, President of Research and Development; Anna Protopapas, Senior Vice President Corporate Development; Dr. Nancy Simonian, Senior Vice President Clinical, Regulatory and Medical Affairs; and Lisa Adler, Vice President of Corporate Communications.

During the call this afternoon Deborah will provide a strategic perspective on the transaction we announced today and a brief overview of MOZOBIL, the late stage Phase III product this acquisition will bring to Millennium. She will then review the terms of the agreement and open the call for your questions.

Before we begin though let me remind you that we will be making forward-looking statements when we discuss our growth, science, products and prospects, our point of reference of how we as a company think, expect or believe the future will look based on information as we know it today. No one can predict the future and there are risks that could cause the Company’s actual results to differ materially from these statements. You can review a list and description of these risks in the reports we file with the securities and exchange commission. I will now turn the call over to Deborah.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 Thanks, Kyle. I’m excited to announce our agreement today to acquire AnorMED Inc. The acquisition adds to Millennium a first in class Phase III oncology product with a planned launch date in 2008. MOZOBIL is a small molecule CXCR4 antagonist that releases cells from the bone marrow into circulation improving the collection and use of stem cells for bone marrow transplantation. Currently a majority of the 50,000 to 60,000 transplant eligible patients worldwide are unable to optimize the benefit of transplants due to suboptimal stem cell collection.

MOZOBIL is an excellent strategic fit with Millennium. First, MOZOBIL will accelerate our revenue growth starting in 2008, assuming successful approval and launch. Second, MOZOBIL is a complement to our market leading hematology oncology franchise centered around VELCADE, the market leader for relapsed multiple myeloma. Upon launch MOZOBIL would be sold by our VELCADE salesforce which will allow us to better leverage this infrastructure.

Third, we can contribute significantly to the final development, regulatory filing and launch of MOZOBIL. Millennium has a proven track record in accelerating development timelines in oncology and working effectively with the FDA and EMEA to secure rapid regulatory filing and approval. Remember VELCADE was developed in only four and a half years and its first U.S. approval was accomplished in just four months, one of the fastest timelines in the history of oncology.

MOZOBIL has had outstanding clinical results so far with superior efficacy compared to the current standard of care and with mild and reversible side effects. In the September 2005 issue of Blood results of a Phase II clinical trial showed 60% of patients who received MOZOBIL in combination with the current standard of care for stem cell mobilization, which is G-CSF, collected the optimal target number of cells for transplant in just two apheresis days, compared to only 16% of patients who received G-CSF alone. The cell yield in patients on MOZOBIL in combination with G-CSF was on average 290% higher compared to the cell yield in patients on the G-CSF alone.

There are two ongoing Phase III trials for MOZOBIL designed under the special protocol assessment process with the FDA. These randomized double-blinded Phase III trials are exploring MOZOBIL plus G-CSF versus placebo plus G-CSF. The first trial is in multiple myeloma and is fully enrolled with 300 patients. The second trial is in non-Hodgkin’s lymphoma patients and is approximately 92% enrolled with the target enrollment of 300 expected to be completed by the end of 2006. Data from these trials is expected in 2007.

There is the opportunity to expand the development of MOZOBIL into additional indications. Based on preclinical data, MOZOBIL may also render patients with certain hematologic diseases more sensitive to chemotherapy. These diseases include leukemia such as acute myelogenous leukemia or AML and chronic lymphocytic leukemia or CLL. As such there may be potential for label expansion in the future.

In addition to MOZOBIL, this acquisition brings to Millennium other chemokines in early stages of development. These molecules have potential in oncology and inflammation and we’ll explore this and bring them forward if warranted. Thinking about the combined companies, we feel we are significantly strengthening the Millennium foundation. With VELCADE we have a first in class market leading product which provides an unmatched survival advantage to relapsed myeloma patients. The next growth areas for VELCADE are in front line multiple myeloma and lymphoma. Over 300 trials are ongoing or planned to explore the potential of VELCADE in other cancers. Overall we believe that VELCADE has greater than a $1 billion peak worldwide sales opportunity.

We have an exciting development — with MOZOBIL we have a first in class late stage Phase III molecule for stem cell transplant in multiple myeloma and non-Hodgkin’s lymphoma with potential in other indications. We also have an exciting development pipeline of nine oncology and inflammation molecules in the preclinical and early clinical stages as well as in late stage development in addition to VELCADE and MOZOBIL. We have an innovative discovery organization focused on oncology. In the past three years, six Millennium discovered molecules have progressed to the development pipeline. Lastly, Millennium has several strategic alliances which provide significant revenues to us through royalties on product sales, milestone payments and reimbursement.

We are very excited about the prospects for the future. We are the process of outlining post acquisition integration plans and will announce them at the time of the transaction closing. Our near-term focus of the integration will be to ensure the rapid filing and approval of MOZOBIL. This transaction is expected to be modestly accretive to Millennium in 2008 and significantly accretive in 2009 and beyond assuming successful commercial launch of MOZOBIL in 2008.

In terms of the transaction details, Millennium’s acquisition of AnorMED would take the form of an all-cash tender offer to acquire all AnorMED’s outstanding shares at a price of US$12.00 per share for a total amount of approximately US$515 million. Millennium’s tender offer will commence within ten days and is expected to be open for at least 35 days. The Boards of Directors of both companies have approved the transaction. Several investment partnerships managed by Baker Brothers Advisors LLC and its affiliates have also entered into an agreement to tender their shares under the bid.

As you’ll recall, AnorMED rejected an offer by Genzyme Corporation announced on September 1, 2006 at $8.55 per share outstanding. In the event that the transaction between Millennium and AnorMED does not close successfully, Millennium would under certain circumstances be entitled to a termination fee of US$19.5 million. With this transaction we have accomplished one of our key goals this year and are putting Millennium on a stronger path going forward. With that I think we’ll open the call for questions and answers. Kyle?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Thank you very much, Deborah. Operator, please open the queue for questions.

 QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Ron Ellis, Prudential.

 Ron Ellis  — Prudential - Analyst

Thank you for taking the question. As we think about MOZOBIL and its cost of therapy versus what we currently see, how do you envision that going forward?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

Was that the cost of therapy, Ron?

 Ron Ellis  — Prudential - Analyst

Yes, it is.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

When we think about the cost of bone marrow transplant patients, it is essentially a lifesaving procedure, but it is a very expensive one and assuring the success of that transplant is very important. If you’re going to enter into it, try not to expose the patient for long periods to engraftment success and so we see an unmet need here. There are some patients who don’t mobilize optimally and that compromises their ability to succeed with the transplant and there are some patients who can’t receive transplants and therefore potentially have their life shortened. So we think about it in that context. I’m also going to ask Nancy Simonian if she’d like to add a comment.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

I think — as Deborah said, I think the real problem is that 60 to 80% of transplant patients have poor or suboptimal mobilization of their stem cells. And as Deborah said, some of them can’t get transplants; some need additional cell mobilization and cell collection. And then if one has a delayed — even in those get transplanted, if there’s a delayed recovery of the immune system there’s a greater risk for infection which may require further antibiotics, transfusions and extended hospitalizations.

So I think that’s really where the big — medical need is. And what we know with MOZOBIL is that it rapidly mobilizes (indiscernible) stem cells, increases the proportion of patients that actually achieve the target number that we know is associated with optimal outcomes, it reduces the number of apheresis sessions, so fewer days for those costly procedures. And that we also know that those mobilized cells are capable of prompt and durable engraftment. And so I think all of those really demonstrate both an overall benefit in terms of the outcome of the transplant and also potentially the overall cost of the transplant.

 Ron Ellis  — Prudential - Analyst

 Nancy, do you have a benchmark for what the current G-CSF costs?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 It’s $500 per day, for five days typically.

 Ron Ellis  — Prudential - Analyst

 So of course the therapy is $2,500?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 It can indeed be required for up to 10 days in certain patients, Ron.

 Ron Ellis  — Prudential - Analyst

 Okay. And just one other question. In terms of the rest of the AnorMED pipeline, specifically the HIV drug, what would be the intention there?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’re going to have Bob Tepper answer that question.

 Dr. Bob Tepper  — Millennium Pharmaceuticals - President, R&D

 So I think you’re referring to another CXCR4 inhibitor which is oral AMD070. And as you know, this drug is currently in Phase II in the clinic. So we don’t have a sufficient amount of data to really determine that at this point. Obviously this molecule and other CXCR4 molecules in the pipeline have potential not only in inflammatory and infectious disorders such as HIV, but also other oncology indications based on the expression of these chemokine receptors on tumor cells as well.

And there is a strong preclinical rationale that suggests that the mobilization and trafficking of cancer cells may be affected by this pathway as well as angiogenesis. So there are a number of exciting preclinical opportunities to further study on CXCR4; we have to await further results on the HIV drug in the clinic. And AnorMED also has an active CCR5 program which they’ve been studying again for HIV again in preclinical studies.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think what we would say, Ron, is that our strategic focus is on oncology and inflammatory disorders and if there is a positive molecule in another indication like an infectious disease that that we would look to partner for out license.

 Ron Ellis  — Prudential - Analyst

 Thank you, Deborah.

Operator

 Craig Parker, Lehman Brothers.

 Craig Parker  — Lehman Brothers - Analyst

 I’m sorry, I don’t have the Blood article in front of me, so I’m going to ask you some questions which are probably answered in there and also about the SPA. The proportion of patients who achieve the target I assume was the target (indiscernible) positive cell count, were there more data on the median number of — so that was with two apheresis procedures correct? The 60 versus 16?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 Yes, that is (inaudible)

 Craig Parker  — Lehman Brothers - Analyst

 Obviously people typically — well, I assume those were not difficult to mobilize patients or they would have had more like four or five procedures, is that right?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 That’s correct.

 Craig Parker  — Lehman Brothers - Analyst

 Are the patients who you’re going to enroll in the Phase III patients with prognostic factors which would deem them difficult to mobilize?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 No, let me just describe the design of the Phase III for you. There are two of them, one is in patients with NHL and the other is in myeloma and those patients are randomized equally to get either G-CSF plus MOZOBIL or — versus G-CSF alone and the primary end point is slightly different in each study. Obviously these are done under the SPA, so approved end point for the FDA. And the NHL study, it’s a proportion of patients that get greater than 5 million stem cells per kilogram, a patient weight in four or fewer apheresis sessions. And in the myeloma study it’s greater than 6 million cells per kilogram in two or fewer apheresis sessions.

The reason that those differ slightly is that in multiple myeloma typically you try to harvest enough for a double transplant where you typically don’t in NHL. And in myeloma there are fewer apheresis sessions because typically these people are heavily pretreated and you can mobilize earlier. So I think those criteria, those end points are sort of standardly viewed as being what’s critical for optimal patient performance and it’s slightly different depending on the indication.

 Craig Parker  — Lehman Brothers - Analyst

 And what are you expected to show in terms of successful engraftment?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think the overall — the primary end point is not based on that, but there is a secondary end point which is looking at successful engraftment in a proportion of patients that don’t require any further progenitor cell infusion.

 Craig Parker  — Lehman Brothers - Analyst

 And sorry to keep going here. In the Phase II study was there any data on the median number of collection procedures required in each arm?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Craig, we’re just —

 Craig Parker  — Lehman Brothers - Analyst

 I guess where I’m going here is obviously —

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Try to be specific so I can help you.

 Craig Parker  — Lehman Brothers - Analyst

 Disagree with this if you do. It seems like this is a product that at least initially is going to be considered for patients who are difficult to mobilize, but your design with your SPA is really not addressing those patients, it’s really sort of trying to improve on the minimum number of collection procedures. So I guess first of all, how do you overcome the mindset of most transplanters that you just do another collection procedure?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 So let me answer that. I think you’re right that the Phase III trials aren’t designed as sort of people that are refractory. There is an ongoing compassionate use program that is taking people that have not been able to be successfully mobilized with standard of care and we’re seeing very high responses with MOZOBIL in that population. But you’re right, the Phase III’s aren’t designed that way.

When we’ve spoken to our key opinion leaders about this — people that transplant all the time — I think they’re very excited about the ability to use something like MOZOBIL up front in treatment across the board, not just in refractory patient population. Because as we said, 60 to 80% of patients today with current standards aren’t getting optimal — are optimally served. Either they can’t get transplanted, they need more apheresis sessions, or they may have to have a second mobilization. So I think the view by the experts out there is this is something that they actually would use across the board up front.

 Craig Parker  — Lehman Brothers - Analyst

 Okay. Thanks, Nancy.

Operator

 Phil Nadeau, Cowen.

 Phil Nadeau  — Cowen - Analyst

 Thanks for taking my questions. I actually have a few financial questions. You’ve mentioned that this is going to be accretive in 2008 and thereafter. Any chance that we could get you to be a little bit more quantitative on that? What type of EPS and revenue accretion should we expect?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Phil, we’re going to have Marsha Fanucci answer that question.

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 Phil, we’re not in a position to give you that specific of an answer at this point and we are going to give more of an update at the close of the transaction about outlook. But we certainly do just want to reiterate that we are expecting modest accretion in ‘08 and significant accretion in ‘09 and beyond.

 Phil Nadeau  — Cowen - Analyst

 Okay. And can we read into that that maybe in 2007 and possibly 2006 this will be somewhat dilutive? Is that a fair statement?

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 I think that’s a fair assumption, although we haven’t been explicit about that forecast yet and we will do that on close.

 Phil Nadeau  — Cowen - Analyst

 Okay. And presumably when you gave your offer price when you structured the transaction you had some internal estimate for how big of a market this is and what the peak sales of the drug could be. Any chance we could get you to give us some idea of what your internal projections are?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Phil, we’re going to have Deborah talk to you about what we think the market size is.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 We haven’t been specific on the overall number that we’re projecting; however, what we have said is that there are 50,000 to 60,000 transplant eligible patients worldwide, that 60% of them are not well served. But as you heard Nancy say, you can’t predict up front which of those we’ll be, so we view this as a product which can look to make that transplant more successful and therefore could participate within that transplant marketplace.

 Phil Nadeau  — Cowen - Analyst

 And what portion of those 50,000 to 60,000 are in multiple myeloma and non-Hodgkin’s lymphoma, the two areas where you’re doing the Phase III trials?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 Nancy?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 We think it’s about 40 each — 40% each.

 Phil Nadeau  — Cowen - Analyst

 Okay. And one of the previous questions tried to get at potential pricing for the drug. Would it be fair to say that this could be a $5,000 per treatment course therapy as a roundabout guess or is that wildly high or wildly low?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 The way we think about it, Phil, is in the context of a procedure that is extremely costly, the apheresis is costly, if that fails and you have to do it again it’s costly, and assuring the outcome of these transplant patients is — the transplant is going to be costly, so making sure that it works is an important thing to do. So I think that’s the color that I would give you in thinking about this. MOZOBIL is given as a single dose the night before the stem cell harvest, the apheresis day. And we’re thinking about a product that is going to make a significant difference to the success of that apheresis.

 Phil Nadeau  — Cowen - Analyst

 Okay. That’s fair enough. Just a couple more financial questions. By my math, when this transaction is completed you’ll have about $100 million in cash left on your balance sheet. Are you comfortable having that level of cash on your balance sheet or should we expect to see you try to supplement that sometime soon?

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 As you pointed out, we do have a significant cash balance right now and we certainly do believe that we’re in a strong position to go to the capital markets to raise additional financing to create the operating profile that we’re striving for. So I think we’re very comfortable with our financial position going into the transaction.

 Phil Nadeau  — Cowen - Analyst

 Okay, great. And one last question. The press release, and I think you said in your prepared remarks, we’d see Phase III data in 2007. Any finer points on that? Is there something we should see in the first half of the year or the second half?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Nancy Simonian will take that.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I don’t think we’re giving anything finer at this point in time, but as Deborah mentioned, of the one trial is myeloma is already fully accrued and the second one is almost completely accrued. So we would expect to have data in 2007 and be able to file and launch in 2008.

 Phil Nadeau  — Cowen - Analyst

 Okay. And I know you said this, but I missed it. What’s the primary end point of the two studies?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 They’re slightly different, but essentially it’s a proportion of patients that get a certain number of stem cells mobilized in a certain number of apheresis days. And for myeloma and lymphoma they’re slightly different.

 Phil Nadeau  — Cowen - Analyst

 Okay, great. Thanks for taking my questions.

Operator

 Chris Raymond, Robert W. Baird.

 Chris Raymond  — Robert W. Baird - Analyst

 Just wanted to maybe ask you — I’m sure as you were looking at this product and this deal, you probably have looked at other attempts at products in this field. And as I recall Amgen had a drug or has a drug actually called Stemgen, which never really got approved in the U.S., but I think is maybe marketed in Canada and maybe elsewhere. But can you maybe talk about what lessons might have been learned from the Amgen experience in this market and how maybe the regulatory environment or the overall market environment might be different now?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Yes, we’re going to have Nancy Simonian take that question.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think the Amgen product has a toxicity problem in that there was mass cell generation and histamine release. So I think that that clearly suffered from a toxicity profile that was not ideal. I think one of the things about MOZOBIL to date in the clinical studies it’s been tested in over 300 patients and obviously in ongoing Phase III is that it’s extremely well-tolerated, really minimal side effects. So I don’t think one can draw conclusions from that molecule with that profile (inaudible) MOZOBIL.

 Chris Raymond  — Robert W. Baird - Analyst

 Okay, so it’s essentially a safety advantage that you think this has that gives it a better shot regulatory wise?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Yes, I think both on the efficacy, but clearly on the safety side.

 Chris Raymond  — Robert W. Baird - Analyst

 And also, I presume that you’re talking about exclusively autologous stem cell transplants. Is there any plan to maybe look at in an allogeneic setting?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think there’s actually right now some ongoing studies that are being done in this setting — both in the latter setting.

 Chris Raymond  — Robert W. Baird - Analyst

 Okay, thank you.

Operator

 Tom McGahren, Merrill Lynch.

 Tom McGahren  — Merrill Lynch - Analyst

 My question has to do with the overseas strategy for the product in terms of filing and who would market overseas?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I’ll take that question and then ask Nancy to add any comments. One of the things that we think is great about the acquisition of this company and this product is that it is such a strong fit with our expertise as a company. And I think you’ve seen Millennium demonstrate that with first of all the acquisition of Campath and then taking Campath through approval. VELCADE, being able to take that development and approval both in the U.S. and in Europe.

So we have excellent relationships with the regulatory authorities both in the U.S. and Europe and that fit gives us a lot of confidence around what we can really bring to driving this product forward. Additionally obviously the commercial infrastructure in the U.S. — thinking about ex U.S. right now we’re thinking about all the options. We could pursue the current strategy of partnering ex U.S.; that is a small marketplace, but right now our going forward assumption is partnering.

 Tom McGahren  — Merrill Lynch - Analyst

 Do you think you’d partner up with J&J, would that be the most logical thing?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think we’d look at the right partner for the product and the right partner for Millennium.

 Tom McGahren  — Merrill Lynch - Analyst

 Just in terms of the market, you mentioned that there are about 50,000 to 60,000 transplant eligible patients worldwide. I think about 45,000 are done between the U.S. and Europe collectively. But I don’t know just off hand the percentage that are done in the U.S. Do you have a number there?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 It’s almost the same. I think the U.S. is slightly lower than Europe.

 Tom McGahren  — Merrill Lynch - Analyst

 Okay. And one last question, sort of a financial question. Is it possible for Genzyme to make another offer here and would you be willing to top that kind of offer if that occurred?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think we can’t really speculate. I think we’ve looked at this asset, we’ve valued this asset and of course it’s a publicly traded company and this is a tender offer. So it will remain open after the tender is launched for a minimum of 35 days. We can’t speculate about what happens.

 Tom McGahren  — Merrill Lynch - Analyst

 Sure. Just trying to get to maybe some maximum offer that you’d be comfortable with.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think we won’t be — we made a really strong valuation for this company.

 Tom McGahren  — Merrill Lynch - Analyst

 Sure. I appreciate it. Thanks a lot.

Operator

 May-Kin Ho, Goldman Sachs.

 May-Kin Ho  — Goldman Sachs - Analyst

 I have a couple of questions. Number one, (technical difficulty)?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Yes.

 May-Kin Ho  — Goldman Sachs - Analyst

 If you look at the product portfolio are there any overlaps in the portfolio, for example in the chemokine program?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Good question, May-Kin. Bob Tepper will take that.

 Dr. Bob Tepper  — Millennium Pharmaceuticals - President, R&D

 In terms of overlaps, there are no significant overlaps in terms of specific molecules or targets. We did have a CCR5 program in the past, you may recall. But there is significant overlap of course in expertise and we are pleased that, again, that we’ve had an interest in this area and these are important targets. And as I mentioned before, we will be evaluating more of the actual compounds, particularly in our focus areas of oncology and inflammation.

And again, I just want to underscore that the CXCR4 pipeline that AnorMED brings including some preclinical molecules with different and longer pharmacokinetic properties, a longer half-life, could be very interesting with other oncology applications as well. So it’s a little early to talk about specifically how we would go forward there, but there are certainly some opportunities we need to evaluate.

 May-Kin Ho  — Goldman Sachs - Analyst

 And can you also comment on the various — the cost of the various components of the transplant? For example, apheresis per day, how much that would be?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’ll have Deborah take that call and have Nancy follow-up.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think what we’d like to do is provide more specifics towards the close of the transaction. Suffice it to say, it’s multiple thousands of dollars for the apheresis and overall the cost of transplant is in the 120 — the allografts are even more, the 150 to $200,000 range even without the apheresis.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 And I’ll just add that typically the apheresis day is about $2,000 per day for that.

 May-Kin Ho  — Goldman Sachs - Analyst

 And lastly, can you talk about the burn rate currently at AnorMED?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’ll have Marsha Fanucci take that question.

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 I think the current burn rate is approximately 40 to $45 million per year. When we look at the transaction combined with Millennium and give you updated information at the close, May-Kin, we’ll be looking at the aspects of the portfolio that we’ll be prioritizing and we’ll give you an update on what we would expect that delta to be going forward.

 May-Kin Ho  — Goldman Sachs - Analyst

 And since there is overlap in some of these research areas, do you expect to reduce the number of people at AnorMED?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think we’re going to give an update on the post acquisition integration at the close of the transaction and we’ll be able to provide you with all of the specifics at that point in time. Right now our priority is on ensuring the completion of the clinical trials, the registration and the launch of the product and that’s going to continue to be the number one factor as we look at what to do with operations and prioritize those actions.

 May-Kin Ho  — Goldman Sachs - Analyst

 Okay, thank you very much.

Operator

 Yaron Werber, Citigroup.

 Yaron Werber  — Citigroup - Analyst

 Good afternoon. I had a quick question. Can you just perhaps explain exactly, how is MOZOBIL dosed in the current Phase III studies?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Sure Yaron, we’re going to have Nancy Simonian answer that question.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 It’s given basically the night before the apheresis and it’s given at a does of — I think it’s 240 micrograms.

 Yaron Werber  — Citigroup - Analyst

 240 micrograms per kilogram?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Yes.

 Yaron Werber  — Citigroup - Analyst

 So in the Phase III study — I’m just trying to kind of reverse engineer to figure out how many doses are patients going to get during an average transplant, if you can help me with that.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Obviously the number of doses they get depends on how many cells they get out of each apheresis session. And it varies anywhere patient to patient, so it can range anywhere from three up to six, four up to six depending on whether it’s myeloma lymphoma and what the patients have been pretreated with. So it really varies. And obviously you apherese until you get the requisite number of cells. So it’s not set in the study in terms of the number of days, but it does give you a sense of the range.

 Yaron Werber  — Citigroup - Analyst

 So the primary end point, as you mentioned, for NHL is the portion of patients who were greater than 5 million and multiple myeloma is greater than six. Should we assume that it’s on average two apheresis sessions per patient and you’re trying to lower that? Is that the way I should —?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 No, I don’t think we would assume that it’s a lower number. I think as we said, typically it’s more than that.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think, Yaron, to add to that, that’s what the trial is investigating. And what the standard currently achieved versus what can be achieved with MOZOBIL and mobilizing more stem cells per apheresis session can you get people to where you need them to be faster. Apheresis is a very taxing procedure on the patient. In addition to being expensive the patient — it’s very (indiscernible). Nancy, you might like to —.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 The patient is in there for a large portion of the day. The infusions last over multiple — the apheresis occurs over multiple hours. And as we said, there’s significant cost associated with the overall procedure for the patient. So I think that’s why, as we said when we talked to — and then you always run this risk that it may not be successful with the patient. And I think so in addition to just the number of days, the inconvenience and the cost, you end up with a proportion of patients that aren’t successful or suboptimal.

So when you’re thinking about treating a patient or taking a patient to transplant you’re faced at the beginning with this uncertainty and anything you can do to increase the chances of success, decrease the number of apheresis days, increase the yield from each day I think is a huge benefit. I think in terms of where all of that will play out in the Phase III, I think, as Deborah said, we won’t know until we actually see the data and then see what the benefit is on both the number of cells collected but also the median number of days with the combination versus G-CSF alone.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 The other thing to think about is when a patient goes for apheresis, the unit is thinking about scheduling the transplant and having all the resources available to that patient to come to transplant. And if they don’t mobilize successfully then they have to reschedule all of that and those resources are essentially wasted that they had teed up for a particular patient. So increasing the certainty around that is a way of managing the overall cost of transplantation.

 Yaron Werber  — Citigroup - Analyst

 And if you look historically, the historical control, what would you expect the placebo arm to do? How they sessions would they need to undergo?

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think what we know based on these end points that we described for the Phase III that based on historic data we believe that 20% of patients will achieve that end point in terms of requisite number of cells in either the two or four days depending on whether it’s lymphoma or myeloma.

 Yaron Werber  — Citigroup - Analyst

 Okay, 20%. And what’s the power of the study?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 We haven’t discussed that, but the study I think we could say clearly is adequately powered. The treatment effect side I think is very reasonable based on the existing data and obviously has been reviewed with the FDA at a special protocol assessment.

 Yaron Werber  — Citigroup - Analyst

 Can you give us a little bit of a flavor maybe as to what treatment effect you’re looking for?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 I’m sorry, Yaron?

 Yaron Werber  — Citigroup - Analyst

 I’m sorry. Can you give us a little bit of an understanding as to what is the treatment effect that you’re looking for?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 So a 20% increase in the proportion of patients that meet those end points.

 Yaron Werber  — Citigroup - Analyst

 So 20% going to 40%?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 20% (multiple speakers) relative.

 Yaron Werber  — Citigroup - Analyst

 Or 20% over the 20%?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Yes.

 Yaron Werber  — Citigroup - Analyst

 It’s 20% over the 20%? So you’re not looking to double it, you’re looking to increase it by 20%?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 That’s correct.

 Yaron Werber  — Citigroup - Analyst

 And just a final question for me. The data is very strong from the initial study from Dr. Flomenberg. It’s based on 25 patients, so how do you go about when they designed the study and obviously went through a lot of work putting together the SPA, could you give us a little bit of a sense as to how do they come out with these parameters?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Yaron, as we go closer to the close of the transaction we’ll be talking more about the product and the design of the study. We know that you’re very excited to hear about this and we’re very excited about the product too, but let’s hold off on some of these questions so we can focus more on the transaction today.

 Yaron Werber  — Citigroup - Analyst

 Great, thank you.

Operator

 Sapna Srivastava, Morgan Stanley.

 Steve Harr  — Morgan Stanley - Analyst

 It’s Steve Harr. A quick couple of questions. First off, to go back to a question asked earlier, you have $615 million or so in cash and you have $100 million in near-term debt that’s coming due, this $515 million transaction. How do you plan on paying for this and is this going to end up — are you looking at equity or debt — return on the capital markets?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Marsha will take this question.

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 Steve, we have not been specific yet about the direction that we’re going to take in financing the transaction. It’s more a decision about financing ongoing operations over a period of time. And I think that we certainly are very sensitive to the priorities of our shareholders and that’s going to be a priority as we evaluate the opportunities in a market that at the moment we believe is one very receptive to Millennium in the capital markets.

 Steve Harr  — Morgan Stanley - Analyst

 Okay. And then just a second. As you think about this drug, is this only an autologous transplant drug or might this one day — this is also used for [allos]?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’re going to have Nancy answer that question.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think it potentially could be for allos. In fact there are two ongoing studies looking at the allo as a transplant.

 Steve Harr  — Morgan Stanley - Analyst

 So you’re further along on autologous, but it may ultimately be in allo, is that fair? Okay.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 Yes, in fact, I think as we discussed before, the other potential opportunity for this drug is for chemosensitization. So what we know is that this target is important in adhering of tumor cells to the microenvironment such as AML cells in the bone marrow. And in fact in some of the earlier studies that we were looking at transplanted AML patients, they saw rapid mobilization of those cells in the bloodstream.

I think it reads as the intriguing possibility that if you mobilize cells out of bone marrow and other tissues into the bloodstream you may be able to give conventional therapy to those patients and get enhanced killing of those cells. It’s just oftentimes refractory. So I think this chemo sensitization is also another potential growth opportunity for the product.

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 And we’re going to have Dr. Bob Tepper add to that.

 Dr. Bob Tepper  — Millennium Pharmaceuticals - President, R&D

 I just wanted to mention that Nancy talked about AML. It turns out that there’s some good work that’s been done with chronic lymphocytic leukemia as well that shows the presence of CXCR4 and a similar mechanism of release from the marrow. So obviously that’s a very significant market and there are equally compelling preclinical data that would argue that CLL would be a potential indication as well.

 Steve Harr  — Morgan Stanley - Analyst

 And one last question. On the synergy side you guys are I think unblinding data later this year on the pretransplant setting for VELCADE. First off, what do you guys have. Do you guys have the blinded data from that trial and what is your strategy around leveraging VELCADE data with this product?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’re going to have Nancy answer that question.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think at this point in time I think we’re pushing very aggressively ahead in VELCADE in front-line myeloma. And as mentioned, there’s an IFM study which we reported that we had completed enrollment for the interim cohort and that we plan to have data available at the end of the year. And obviously that with patients going through the standard transplant treatment — obviously this is induction prior to transplant.

I think one of the things that you bring up is certainly on our mind is that we know that VELCADE is going to be a front-line therapy used in transplant. The question is then how do we think about the synergy between VELCADE in the transplant setting as well as MOZOBIL? And I think at this point in time clearly with existing studies we’re not incorporating that, but as we think about the future of VELCADE in the front line, I think one of the things that was attractive to us about this was the ability to think about those products being used synergistically in the transplant setting.

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 And Steve, we’re going to have Deborah add as well.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think that in the development setting, as Nancy commented, but also right now it talks to the fact that we’ll be talking to the same audience, Steve, and that’s very helpful to us to be able to have our oncology salesforce take this product out and be calling on the same audience.

 Steve Harr  — Morgan Stanley - Analyst

 Great, thank you very much.

Operator

 Rachel McMinn, Piper Jaffray.

 Rachel McMinn  — Piper Jaffray - Analyst

 I’m curious if you can talk about what your expectations are for Thalomid and Revlimid and how this might impact the overall transplant market in the next couple of years?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’re going to have Nancy take that question, Rachel, and then Deborah.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I think at this point in time I think we believe that MOZOBIL will have the ability to make transplant more successful for individuals that are transplant eligible. Obviously around the transplant you continue to use drugs for induction and obviously we have very great data with VELCADE, there’s obviously — the (indiscernible) are often used for induction.

So I think just at face value we’re not looking at changing the number of public that go into transplant, but improving the outcome for people that go to transplant. And I think you could say ideally if you’re improving transplant outcomes for patients you’ll have less morbidity, less mortality from the procedure and there will be more patients that will have longer-term benefits which ultimately could impact the number of patients with those diseases that live in the long run.

 Rachel McMinn  — Piper Jaffray - Analyst

 What I’m asking specifically though is that there’s certainly data for Thalomid showing that you have better outcomes for patients if you don’t actually go to transplant in combination with (technical difficulty).

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Rachel, it’s very difficult to hear you. Could you get closer to the phone?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 No, I think I understand your question. Is your question, do we believe that with the imids or with VELCADE that it will change — the data suggests it will change the nature of transplant or maybe we don’t need transplant? I think the bottom line is today is that even with the Thalomid and key data that was out and actually in that trial the transplant regimen that they gave was using low-dose (inaudible), so it wasn’t the standard way that you typically do a transplant. But I think it’s really compared to the standard transplant methodology.

Today there’s nothing that gives the long-term benefit — survival benefit in the front-line study than transplant. And so I think there’s no reason to think at this point in time that that will be significantly impacted. It’s a great option for patients if they can tolerate it and I think that will continue. I don’t think the Thalomid data suggests that there’s going to be a fewer number of transplants based on what I just told you.

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 And Deborah will add.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think one thing to think about, Rachel, is that in some patients who may choose to — they may be transplant eligible but for some reason might want to defer a transplant, sometimes they’ll still harvest their stem cells. And we’re talking about a product here that facilitates harvest. A lot of people don’t want to close the door on that option for transplantation when they’re transplant eligible.

So I think there’s — it’s so exciting at times for these patients to have these options of new drug therapy like VELCADE which can bring a survival advantage moving into the front line in pretransplant as well as being able to access more successful transplantation, and we’ll see that advance the outcomes of patients over time.

Operator

 Jim Reddoch, Friedman Billings Ramsey.

 David Amsellem  — Friedman Billings Ramsey - Analyst

 It’s David Amsellem for Jim. Just a clarification on the Phase III. Were the patients in the study — did they have prior G-CSF treatment and had suboptimal mobilization or were they G-CSF naive?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 To make it very clear, these are patients that are going to transplant that have not yet received G-CSF and we’re really taking them and randomizing them to G-CSF alone versus the combination. So these are people that have seen it before and failed. I think that’s really important because I think where we’re seeing the opportunity is really initially when you see that patient, not after you’ve tried the G-CSF, it’s giving it in combination up front.

 David Amsellem  — Friedman Billings Ramsey - Analyst

 Okay.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 We also do have the compassionate use program where we’ve taken — and this is an open label study — where we’ve taken people that have received G-CSF, they’ve been able to be transplanted because of low counts. And in that study we’re really looking at the question, people that are refractory to other therapies, if we combine with standard can we now mobilize them. And we’ve seen I think about 60% of patients in the combination, while they were refractory to G-CSF alone before, that can be mobilized. But that’s really the compassionate use program, that’s not the primary intent of the Phase III which is what I said, it’s really upfront use.

 David Amsellem  — Friedman Billings Ramsey - Analyst

 Just one more question on MOZOBIL as a chemo sensitizer in different hematologic malignancies. When do you think you would start clinical studies in those different populations?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’ll have Bob Tepper answer that question.

 Dr. Bob Tepper  — Millennium Pharmaceuticals - President, R&D

 I’m not sure we can give an exact date for starting clinical trials yet. The first step obviously is to thoroughly review the preclinical data and then make decisions about which disease and certainly the timing. Again, the data on which we’re basing our interest there is preclinical data at this point. Obviously our knowledge about the dose and administration of MOZOBIL with regard to the stem cell mobilization gives us a paradigm for moving ahead with clinical trials on chemosensitization, but we’re not prepared to lay out a timeline at this point.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 I think the other thing to say is our real focus is first things first, let’s integrate this, let’s focus on finishing the trials, getting the filing and getting the regulatory approval. So you will see that be our top priority within this asset.

 David Amsellem  — Friedman Billings Ramsey - Analyst

 And one last question, just your expectation that the transaction will be accretive starting in ‘08. Does this imply in any way that you may trim back some of your existing internal R&D projects or should we just assume that whatever you have in preclinical and in the clinic internally is going to continue to move forward?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Marsha will take that question.

 Marsha Fanucci  — Millennium Pharmaceuticals - SVP, CFO

 We will obviously continue to move forward with portfolio management, which we always are very focused on. And in managing the profile of the Company we will give more specific information at the close of the transaction about where we expect to head with respect to combined expense.

 David Amsellem  — Friedman Billings Ramsey - Analyst

 Okay, thanks a lot.

Operator

 Geoff Meacham, JPMorgan.

 Geoff Meacham  — JPMorgan - Analyst

 Thanks for taking the question. Most of my questions have been asked, but just wanted to talk a little bit about the chemosensitization. What synergies if any have been directly tested between VELCADE and MOZOBIL? And then I guess mechanistically what other opportunities outside of AML or CLL would you guys envision?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 Bob Tepper will take that question.

 Dr. Bob Tepper  — Millennium Pharmaceuticals - President, R&D

 To my knowledge there have not been any clinical combination studies using VELCADE and MOZOBIL. And I’m not sure I can think of a very clear rationale at this point. It’s important though just to reiterate that VELCADE is used in induction therapy and we’re certainly studying that in the frontline setting now in some of our trials. And it is stem cell sparing, as we’ve mentioned in the past, and for the most part minimally myelo suppressive.

So again, in terms of whether or not you would think about using these agents together, I think that would have to await preclinical studies. As far as the chemosensitization, with a short acting agent like MOZOBIL I think you would be targeting, as we mentioned, the hematologic malignancy prior to chemotherapy such as AML and CLL. Again, in the pipeline there are longer acting CXCR4 antagonists where one can study the effects of a CXCR4 blockade on cancer cell migration, angiogenesis, and perhaps even in the area of cancer stem cells. There’s a rationale for all three of those currently in the biomedical literature in preclinical studies.

 Geoff Meacham  — JPMorgan - Analyst

 Great, thanks.

Operator

 (OPERATOR INSTRUCTIONS). David Witzke, Banc of America Securities.

 David Witzke  — Banc of America Securities - Analyst

 Good afternoon. My understanding most patients are successfully transplanted with G-CSF and those that are not, they often throw chemo or Cyclophosphamide in the mix. I guess the question is what percent are currently not successfully transplanted?

 Kyle Kuvalanka  — Millennium Pharmaceuticals - Director, IR

 We’re going to have Nancy Simonian answer that question.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 I guess it depends on what you mean by “successfully transplanted”. As we’ve said, 60 to 80% of patients either — and the lower number is with G-CSF alone and the higher number — or the opposite would be with chemo — we know don’t have optimal transplantation. Some of those can’t be transplanted at all, some require the additional mobilization and cell collection, and in the other there’s delayed recovery of their immune system which puts them at risk for infections and requiring transfusions. So depending on what your definition of successful is, it’s actually a high number.

 David Witzke  — Banc of America Securities - Analyst

 I was thinking more in the not at all bucket.

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 About 20% would fit into that out of the total.

 David Witzke  — Banc of America Securities - Analyst

 And then how clear is it that more stem cells per kilogram matters except in the small fraction of patients that are not successfully transplanted or transplanted at all? Is it the durability of transplants or —?

 Dr. Nancy Simonian  — Millennium Pharmaceuticals - SVP-Clinical, Reg & Med Affairs

 No, it’s actually quite well-established that there’s — and that’s kind of how the end points for the Phase III were derived. That you’re sort of a threshold and you really need to get up to that number. Which I think if you then try to double that it doesn’t make much difference. But there clearly is sort of a relationship between number of cells and success. (indiscernible) well-established. And again, that’s how that criteria got set up. And then also I think what you know with more cells is that you get faster and also more durable engraftment and that’s really the basis for which the more in the more the better.

 David Witzke  — Banc of America Securities - Analyst

 Thank you.

Operator

 And we have no further questions at this time. I’d like to turn the conference back over to our speakers for any additional or closing remarks.

 Dr. Deborah Dunsire  — Millennium Pharmaceuticals - President, CEO

 Thanks, operator. Let me end the call by saying that this acquisition reflects our strong belief in the potential of MOZOBIL and in our ability to capture significant synergies by leveraging our development, regulatory and commercial infrastructure. I want to acknowledge the AnorMED team for their innovation and hard work in discovering and developing an outstanding product like MOZOBIL. We at Millennium are excited about carrying forward this novel product to the marketplace to improve the outcome for transplant patients. Thanks for joining us today.

Operator

 And this concludes our conference. We thank you for your participation. Have a wonderful day.

Important Additional Information Will Be Filed with the SEC and Canadian Regulatory Authorities

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of AnorMED.

At the time the tender offer is commenced, Millennium will file with SEC and the Canadian securities regulatory authorities, and mail to AnorMED’s shareholders, a Take-Over Bid Circular/Tender Offer Statement, and AnorMED will file with the SEC and mail to its stockholders a Directors’ Circular/Tender Offer Solicitation/Recommendation Statement in connection with the proposed transaction.  These will contain important information about Millennium, AnorMED, the transaction and other related matters.  Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Take-Over Bid Circular/Tender Offer Statement, the Directors’ Circular/Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Millennium and AnorMED through the website maintained by the SEC at www.sec.gov and by the Canadian securities regulatory authorities at www.sedar.com.  In addition, investors and security holders will be able to obtain free copies of these documents from Millennium or AnorMED by contacting: Joel Goldberg, Corporate Secretary at Millennium; William J. Adams, Corporate Secretary at AnorMED; or the dealer manager named in such document.

Cautionary Note Regarding Forward-Looking Statements

Statements in this filing regarding the proposed transaction between Millennium and AnorMED, the expected timetable for completing the transaction, the anticipated launch of MOZOBIL, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, the development and commercialization of VELCADE and MOZOBIL and any other statements about Millennium or AnorMED managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of Millennium to successfully integrate AnorMED’s operations and employees; the ability to realize anticipated synergies and cost savings; adverse results in drug discovery and clinical development and regulatory processes, particularly with respect to VELCADE and MOZOBIL; and the other factors described in (1) Millennium’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which has been filed with the SEC, and (2) AnorMED’s Annual Information Form filed June 29, 2006 on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Regulatory Authorities and AnorMED’s Form 40-F filed with the SEC on June 30, 2006.  Millennium disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.